Exhibit 99.1

Execution Version

Business Cooperation Agreement

April 1, 2022

Bank Leumi Le-Israel B.M.

24-32 Yehuda Halevi St.

Tel-Aviv, 65546

Israel

Ladies and Gentlemen:

Valley National Bancorp, a New Jersey corporation (“Parent”), by entering into this letter agreement (this “Agreement”), hereby acknowledges that on September 22, 2021, (a) Parent, Bank Leumi le-Israel Corporation, a New York corporation (the “Company”), and Volcano Merger Sub Corporation, a New York corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger (as it may be amended, modified or otherwise supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub merged with and into the Company, with the Company as the surviving entity (the “Merger”), (ii) immediately following the Merger, the Company merged with and into Parent, with Parent as the surviving entity (the “Follow-On Merger”), and (iii) immediately following the Follow-On Merger, Bank Leumi USA merged with and into Valley National Bank (the “Parent Bank Subsidiary”), with the Parent Bank Subsidiary as the surviving entity, in each case, on the terms and subject to the conditions set forth in the Merger Agreement and (b) in connection with the closing of the transactions contemplated by the Merger Agreement, Parent and Bank Leumi Le-Israel B.M., an Israeli corporation (“BLITA”) entered into an Investor Rights Agreement (as it may be amended, modified or otherwise supplemented from time to time, the “Parent Investor Rights Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement or in the Parent Investor Rights Agreement, as applicable.

In connection with the closing of the transactions contemplated by the Merger Agreement, each of the parties hereto wishes to set forth in this Agreement certain understandings regarding business cooperation matters.

Parent hereby agrees it will offer BLITA the opportunity to purchase participation interests in (i) extensions of credit in the form of loans, advances, letter of credit disbursements or otherwise (“Loans”) and (ii) unfunded commitments to extend Loans made by Parent and Parent’s Subsidiaries (“Participation Interests”). Parent further agrees that Parent and Parent’s Subsidiaries will not enter into any arrangement, agreement or understanding regarding Parent’s syndication of Participation Interests that are more favorable to the counterparty or offeree than the terms offered to BLITA, it being understood that this Agreement does not relate to any specific Loan or Participation Interest and further that all such terms will be on a commercial, arms-length basis. Parent and BLITA further agree and acknowledge that the intention of this Agreement is that, taking into account Parent’s size and market presence, the volume of Participation Interests made available to BLITA will increase relative to such volume as between the Company and BLITA as of the date hereof.

Parent hereby agrees that, following the closing of the transactions contemplated by the Merger Agreement, subject to Applicable Law, with respect to any Loans outstanding as of the date hereof in which the Company or any of its Subsidiaries is a creditor and in which BLITA or any of its Subsidiaries (which for the avoidance of doubt do not include the Company and its Subsidiaries following the closing of the transactions contemplated by the Merger Agreement) owns a participation interest or is a creditor, Parent will, and will cause its Subsidiaries to, follow the practices (including with respect to information sharing and decision making) as are in effect between the Company and its Subsidiaries, on the one hand, and BLITA and its Subsidiaries, on the other hand, on the date hereof.

From time to time, BLITA or BLITA’s Subsidiaries may refer their customers to Parent or Parent’s Subsidiaries to consider providing to such customers banking or other financial services or products customarily provided by Parent and Parent’s Subsidiaries. BLITA hereby agrees that it shall not be entitled to receive, nor shall Parent or any of Parent’s Subsidiaries be required to pay, any fee in connection with any referral by BLITA or BLITA’s Subsidiaries. BLITA and BLITA’s Subsidiaries shall not be under any obligation to make referrals to Parent or Parent’s Subsidiaries, and Parent and its Subsidiaries shall have no obligation to provide any such referred persons with products or services. Subject to Applicable Law and any applicable documented bona fide policy requirements designed to ensure compliance with Applicable Law, Parent agrees that Parent or Parent’s Subsidiaries will not differentiate the level of service provided to the referred persons who become customers of Parent or its Subsidiaries as compared to the level of service Parent or Parent’s Subsidiaries provide to their other customers.

This Agreement shall have an initial term commencing at the Effective Time (as that term is defined in the Merger Agreement) and continue until the Second Threshold Date (as that term is defined in the Parent Investor Rights Agreement) (the “Initial Term”) unless otherwise terminated as provided herein. After the Initial Term, or any Renewal Term, as the case may be, this Agreement shall be automatically renewed for a successive term of two (2) years (each such successive two year term referred to herein as the “Renewal Term”) unless either party notifies the other in writing of its intent to terminate this Agreement at least one hundred eighty (180) days prior to the end of the Initial Term or any Renewal Term. The termination of this Agreement shall not terminate, effect or impair any rights, obligations or liabilities of either party that may accrue prior to such termination or that, under the terms of this Agreement, continue after the termination. This Agreement may be terminated by mutual written agreement of Parent and BLITA. For the avoidance of doubt, the provisions of this Agreement will continue to apply after the termination of any Loans outstanding as of the date hereof in which the Company or any of its Subsidiaries is a creditor and in which BLITA or any of its Subsidiaries (which for the avoidance of doubt do not include the Company and its Subsidiaries following the closing of the transactions contemplated by the Merger Agreement) owns a participation interest or is a creditor.

Yours very truly,

VALLEY NATIONAL BANCORP

By:	/s/ Ira Robbins
Name: Ira Robbins
Title: Chairman and Chief Executive Officer

Acknowledged and accepted:

BANK LEUMI LE-ISRAEL B.M.

By:	/s/ Omer Ziv
Name: Omer Ziv
Title: Chief Financial Officer

By:	/s/ Kfir Mizrachi
Name: Kfir Mizrachi
Title: Head of International Operations

[Signature Page to Business Cooperation Agreement]